


82-1209

05005445

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

January 18, 2005

PRESS RELEASE

GGL ANNOUNCES KIMBERLITE CORE FROM DOYLE SILL RETURNS DIAMONDS

Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX Venture)** reports the 100% owned Doyle kimberlite sill continues to return important diamond counts from drill core analyses. The Doyle Property lies within the South Slave Craton area of Canada's Northwest Territories, within 10 kilometres of the Gahcho Kue (Kennady Lake) kimberlite cluster currently under study by De Beers Canada Corporation and Mountain Province Diamonds Inc.

GGL's 100% owned Doyle Property consists of 25 claims totalling 37,308 acres. GGL has planned an aggressive exploration program for 2005 on its various land packages within the Lac de Gras and South Slave regions. Two drill rigs and crews have been secured for late winter/spring and summer core drill programs, expected to be carried out on the Doyle, Fishback (Awry Lake) and CH Properties.

Significant from this latest analysis is the results from a single hole stepped out 180 metres to test the down dip potential of the kimberlite body. Hole DO-96-171 intersected 1.0 metres of kimberlite from 50.5m to 51.5m and analysis of 3.40 kilograms of material returned 14 microdiamonds (Table 1). The Doyle sill has already been delineated over a two kilometre strike length, open at both ends. The results of this step-out hole emphasize the potential of the body down dip and detailed core drilling on a grid basis will be necessary.

Weight (kg)	Table 1. (Bottom Sieve Size (mm))									Wt (Crts)
	0.106	0.150	0.212	0.300	0.425	0.600	0.850	1.180	Total Stones	
3.40	4	4	6	0	0	0	0	0	14	0.00151

Results from Saskatchewan Research Council

Hole DO-96-171 was part of a series of eight core holes drilled by GGL and its former joint venture partner De Beers Canada Corporation in 1996. The holes had been logged but not analyzed and were recently returned to GGL. Nine kimberlite samples from seven of the holes (DO-96-168 to 171, 173 to 175) were submitted to Saskatchewan Research Council for microdiamond extraction by caustic fusion. All nine samples contained diamonds. A total of 37.95 kilograms returned 40 diamonds weighing 0.0109 carats (Table 2). For a location map please visit our website at www.ggldiamond.com/diamond_projects.cfm?ID=1

Weight (kg)	Table 2. (Bottom Sieve Size (mm))									Wt (Crts)
	0.106	0.150	0.212	0.300	0.425	0.600	0.850	1.180	Total Stones	
37.95	11	9	17	1	0	1	1	0	40	0.0109

Results from Saskatchewan Research Council

The two macros were returned from holes DO-96-174 and 175, and have dimensions of 1.10mm x 1.00mm x 0.80mm and 0.90mm x 0.90mm x 0.60mm respectively. The first stone is described as a grey, included octahedral diamond and the second stone is described as a colorless, clear, distorted diamond. One of the microdiamonds returned from Hole DO-96-173 is described as a pale pink, frosted, resorbed tetrahedron.

Torrie Chartier, M.Sc., MBA and consulting geologist for GGL Diamond Corp., is the Qualified Person and has reviewed the microdiamond analysis data contained herein.

GGL DIAMOND CORP.



Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

For Disclaimer Notification, please check our website at www.ggldiamond.com/disclaimer.html

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

January 18, 2005

PRESS RELEASE

GGL ANNOUNCES PRIVATE PLACEMENT FINANCING OF UP TO $1,000,000

Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Corporation is raising gross proceeds of up to $1,000,000 by way of a non-brokered private placement of units. The Corporation will sell up to 5,000,000 units at a price of $0.20 per unit. Each unit consists of one common share and one-half non-transferable warrant with one whole warrant entitling the holder to purchase one common share for a term of two years from the closing date at $0.25 per share in the first year and $0.30 per share in the second year. The Corporation will pay an 8% cash finder's fee in connection with this private placement.

The subscription proceeds will be used for exploration projects on the Corporation's properties and for corporate and administrative expenses and working capital.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.



Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com if you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

For Disclaimer Notification, please check our website at www.ggldiamond.com/disclaimer.html